                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended



SISTEMA ELECTRICO NUEVA ESPARTA C.A.
--------------------------------------------------------------
(Name of foreign utility company)



CMS ENERGY CORPORATION
--------------------------------------------------------------
(Name of filing company, if filed on behalf of a foreign utility company)



Item 1

The name and address of the entity claiming foreign utility company status is Sistema Electrico Nueva Esparta C.A. ("SENECA"), Centro Comercial El Angel - Local 16, Porlamar (6301) Isla de Margarita, Venezuela. SENECA is a Venezuelan company which owns a concession right for electric distribution and generation on Venezuela's Margarita Island. SENECA's concession area is approximately 1,150 square kilometers in the Venezuelan State of Nueva Esparta. At December 31, 1997 it had approximately 86,300 customers. SENECA's electrical transmission and distribution network, including a submarine cable to the Venezuelan mainland, is approximately 1,040 kilometers long. SENECA owns and operates 13 substations and 9,510 distribution transformers with combined capacity of 509,630 kVA. SENECA owns 150MW of diesel fired power generation units. CMS Energy Corporation, a Michigan corporation and an exempt public utility holding company, will own an interest in SENECA through intervening subsidiaries CMS Enterprises Company and CMS Electric and Gas Company, each of which are Michigan corporations. CMS Electric and Gas Company will hold its interest in SENECA through ENELMAR S.A. a Venezuelan entity. Persons that will own more than a five percent ownership of the common stock (voting) of SENECA are:

Person Name                                   Percentage Interest
-----------                                   -------------------

CMS Electric and Gas Company                         63%
SENECA Workers                                       20%
Government of Venezuela                              10%


Item 2

Consumers Energy Company, a Michigan corporation and combination electric and gas utility, is also a wholly-owned subsidiary of CMS Energy Corporation. Consumers Energy Company will not pay any portion of the purchase price for the ownership interests in SENECA.


                                    EXHIBIT A

         The certification required under Section 33(a)(2) of the Public Utility Holding Company Act from the Michigan Public Service Commission (the "Certification") is attached hereto. The notice required under the Certification is also attached hereto.

                                    SIGNATURE

         CMS Energy Corporation has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   By:      /s/ Michael D. Van Hemert
                                            ----------------------------------
                                   Name:    Michael D. Van Hemert
                                   Title:   Assistant General Counsel


Date: December 1, 1998

                                 Exhibit Index
                                 -------------


Exhibit No.                 Description
-----------                 -----------
   99A                      MICHIGAN CERTIFICATION

   99B                      GLOBAL CERTIFICATION